UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BOULDER BRANDS, INC.

(Name of Subject Company)

BOULDER BRANDS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.0001per share

(Title of Class of Securities)

101405108

(CUSIP Number of Class of Securities)

Timothy R. Kraft, Esq.

Chief Legal Officer

Boulder Brands, Inc.

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

(303) 652-0521

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Matthew Soran, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a copy of the press release first published, sent or given to security holders by Boulder Brands, Inc. on November 24, 2015.

FOR IMMEDIATE RELEASE

Pinnacle Foods to Acquire Boulder Brands

Acquisition Significantly Expands Pinnacle’s Health & Wellness Portfolio

through a Highly Strategic and Accretive Transaction

Pinnacle to Host Conference Call Today at 9:30 AM ET to Discuss Transaction

PARSIPPANY, NJ / BOULDER, CO, November 24, 2015 – Pinnacle Foods Inc. and Boulder Brands, Inc. today announced that they have entered into a definitive agreement for the acquisition of Boulder Brands by Pinnacle Foods, in a strategic, synergy-rich transaction that expands Pinnacle’s presence in growing and complementary health and wellness categories. The transaction also expands Pinnacle’s presence in the natural and organic retail channel and provides Pinnacle with a new growth platform in refrigerated foods.

Under the terms of the agreement, Pinnacle Foods intends to launch a tender offer to acquire all of the outstanding shares of Boulder Brands for $11.00 per share, in a transaction valued at approximately $975 million, including approximately $265 million of net debt. The transaction is subject to customary closing conditions and is expected to be completed in the first quarter of 2016. Pinnacle expects the transaction to be accretive to EPS beginning in 2016.

Boulder Brands, headquartered in Boulder, Colorado, manufactures a portfolio of health and wellness brands, including Udi’s® and Glutino® gluten-free products, EVOL natural frozen meal offerings, and Smart Balance® and Earth Balance® refrigerated and shelf-stable spreads businesses. The Boulder Brands portfolio is sold in both traditional and natural and organic channels in the U.S., with a consumer base that skews younger than that of Pinnacle’s current portfolio average. Annual net sales of Boulder Brands totaled over $500 million in 2014.

Commenting on the announcement, Pinnacle Foods Chief Executive Officer Bob Gamgort stated, “The acquisition of Boulder Brands further expands our health and wellness portfolio, currently anchored by the Birds Eye® and gardein™ brands. In addition to being a synergy-rich, accretive transaction with on-trend brands, the acquisition provides us with an important health and wellness talent pool in Boulder, Colorado. In this regard, we plan to retain Boulder’s existing headquarters location.”

Dean Hollis, Chairman of Boulder Brands, said, “After a thorough review of strategic alternatives to enhance shareholder value, we are pleased to provide our shareholders with immediate and substantial cash value. In addition to shareholder value, this combination provides significant benefits for all stakeholders. Boulder Brands’ purpose has been to ‘lead change and improve lives’ and today marks an important milestone in that journey. Together with Pinnacle Foods, Boulder Brands will have additional and stronger resources to drive our brands and deliver value to customers and consumers, while providing new opportunities for employees. We expect a seamless transition and look forward to accelerating our growth across an impressive collection of health and wellness brands as part of Pinnacle Foods.”

The transaction will be funded with cash on hand and new debt. Pinnacle anticipates that, over the next two years, it will increase Boulder Brands’ 2015 consensus Adjusted EBITDA of $62 million by approximately 50%, through a combination of synergies and previously identified cost savings, partially offset by the impact of portfolio optimization that Pinnacle plans to undertake. The anticipated 2017 pro-forma Adjusted EBITDA, combined with the net present value of tax benefits totaling $47 million, implies a purchase price multiple of 10x and Adjusted cash EPS accretion of approximately 8%.

Pinnacle plans to provide 2016 guidance, inclusive of Boulder Brands, during the Company’s 2015 year-end earnings conference call in February 2016.

Pinnacle will host a conference call to discuss the transaction today at 9:30 AM ET. To access the call, investors and analysts can dial (866) 655-9758 in the U.S. and Canada or (973) 935-8718 from outside the U.S. and Canada and referencing Access Code: 89774226. A replay of the call will be available, beginning November 24, 2015 at 11:30 AM (ET) until December 8, 2015, by dialing (855) 859-2056 in the U.S. and Canada or (404) 537-3406 from outside the U.S. and Canada and referencing Access Code 89774226. Access to a live audio webcast and replay of the event will be available in the Investor Center of the Company’s corporate website at www.pinnaclefoods.com.

Perella Weinberg Partners LP is serving as financial advisor to Pinnacle Foods in connection with this transaction, and Cravath, Swaine & Moore LLP is serving as legal advisor. Bank of America Merrill Lynch has provided committed financing in connection with the transaction.

William Blair & Company LLC is serving as financial advisor to Boulder Brands, and Fried, Frank, Harris, Shriver & Jacobson LLP is serving as legal advisor.

Financial Contact

Maria Sceppaguercio

Senior Vice President, Investor Relations

(973) 541-8629

Media Contacts

Chris DeVault

Manager, External Communications

Pinnacle Foods Inc.

(973) 541-8620; mediainquiries@pinnaclefoods.com

Nick Lamplough

Joele Frank, Wilkinson Brimmer Katcher for Boulder Brands, Inc.

212-355-4449

Important Information

The tender offer described in this press release has not yet commenced. This press release is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Boulder Brands’ common stock. At the time any such tender offer is commenced, Pinnacle Foods will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the United States Securities and Exchange Commission (the “SEC”), and Boulder Brands will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. Boulder Brands’ stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Boulder Brands’ stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of Boulder Brands will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

About Pinnacle Foods Inc.

In more than 85% of American households, consumers reach for Pinnacle Foods brands. Pinnacle Foods is ranked on Fortune Magazine’s 2015 Top 1000 companies list. We are a leading producer, marketer and distributor of high-quality branded food products, which have been trusted household names for decades. Headquartered in Parsippany, NJ, our business employs an average of 4,500 employees. We are a leader in the shelf-stable and frozen foods segments and our brands hold the #1 or #2 market position in 10 of the 14 major categories in which they compete. Our Birds Eye Frozen segment manages brands such as Birds Eye®, gardein™, Birds Eye Steamfresh®, C&W®, McKenzie’s®, and Freshlike® frozen vegetables, Birds Eye Voila!® complete bagged frozen meals, Van de Kamp’s® and Mrs. Paul’s® frozen prepared seafood, Hungry-Man® frozen dinners and entrees, Aunt Jemima® frozen breakfasts, Lender’s® frozen and refrigerated bagels, and Celeste® frozen pizza. Our Duncan Hines Grocery segment manages brands such as Duncan Hines® baking mixes and frostings, Vlasic® and Vlasic Farmer’s Garden® shelf-stable pickles, Wish-Bone® and Western® salad dressings, Mrs. Butterworth’s® and Log Cabin® table syrups, Armour® canned meats, Brooks® and Nalley® chili and chili ingredients, Duncan Hines® Comstock® and Wilderness® pie and pastry fruit fillings and Open Pit® barbecue sauces. Our Specialty Foods segment manages Tim’s Cascade Snacks®, Hawaiian® kettle style potato chips, Erin’s® popcorn, Snyder of Berlin® and Husman’s® snacks in addition to our food service and private label businesses. Further information is available at www.pinnaclefoods.com.

About Boulder Brands Inc.

Boulder Brands, Inc. is committed to offering food solutions that give consumers opportunities to improve their lives – one product at a time. The company’s health and wellness platform consists of brands that target specific health trends: the Glutino® and Udi’s Gluten Free® brands for gluten-free diets; the Earth Balance® brand for plant-based diets; EVOL foods for consumers seeking simple and pure ingredients; and the Smart Balance® brand for heart healthier diets. For more information about Boulder Brands, Inc., please visit www.boulderbrands.com.

Forward-Looking Statements

This release may contain statements that predict or forecast future events or results, depend on future events for their accuracy or otherwise contain “forward-looking information.” The words “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These statements are made based on management’s current expectations and beliefs concerning future events and various assumptions and are not guarantees of future performance. Actual results may differ materially as a result of various factors, some of which are beyond our control, including but not limited to: general economic and business conditions, deterioration of the credit and capital markets, industry trends, our leverage and changes in our leverage, interest rate changes, changes in our ownership structure, competition, the loss of any of our major customers or suppliers, changes in demand for our products, changes in distribution channels or competitive conditions in the markets where we operate, costs of integrating acquisitions, loss of our intellectual property rights, fluctuations in price and supply of raw materials, seasonality, our reliance on co-packers to meet our manufacturing needs, availability of qualified personnel, changes in the cost of compliance with laws and regulations, including environmental laws and regulations, and the other risks and uncertainties detailed in our Form 10-K filed with the Securities and Exchange Commission on February 24, 2015 and subsequent reports filed with the Securities and Exchange Commission. There may be other factors that may cause our actual results to differ materially from the forward-looking statements. We assume no obligation to update the information contained in this announcement, except as required by applicable law.

Set forth below is a copy of the letter to employees first published, sent or given to security holders by Boulder Brands, Inc. on November 24, 2015.

November 24, 2015

Dear Boulder Brands Employees,

Today we announced exciting news: Boulder Brands has entered into an agreement to merge with Pinnacle Foods, owner of Birds Eye, Wish-Bone, Gardein and other iconic food brands. This is a tremendous opportunity for both Boulder Brands and Pinnacle Foods. It allows Pinnacle Foods to capitalize on the unique strengths of Boulder Brands, while realizing greater efficiencies in our combined operations and day-to-day businesses. Most importantly, adding Boulder Brands to Pinnacle Foods’ health and wellness platform, will accelerate growth across an impressive collection of health and wellness brands.

This transaction is a testament to the hard work you’ve been doing. Our purpose has been to “lead change and improve lives” and today marks an important milestone in that journey. Together, we and many partners along the way, have built a tenacious, collaborative, humble, transparent, accountable, and wellness-driven company. One that is truly unique in the food industry.

We have had many conversations with the Pinnacle Foods team over the past few weeks, including Bob Gamgort, Pinnacle Foods’ CEO, about our vision to lead in the ongoing food revolution. I can assure you that as the teams plan for this transition, they will be very thoughtful in thinking about a united business, learning how different teams do their jobs, and maintaining and building upon the successes and learnings we have had to date. Preserving the core of who we are, the authenticity of our brands, and our purpose is very important to Pinnacle Foods, and that makes them an incredible partner for the future.

This is a very exciting time for Boulder Brands and I anticipate there will be many questions regarding today’s announcement. Our legal and HR teams are available for any questions you may have.

We expect the transaction to close in the first quarter of 2016. Until that time, Boulder and Pinnacle remain separate companies. During this period of transition, it is very important that we all do our part to stay focused and continue to do business as usual in the weeks and months ahead. Take great pride in the work at hand, you have helped create something exceptional.

Thank you for all that you do, and here’s to an exciting new chapter in our story.

Sincerely,

Dean Hollis

Chairman of the Board

Additional Information

The transaction referred to in this letter will be implemented by means of tender offer for all of the outstanding shares of common stock of the Company (the “Offer”). The Offer has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, Pinnacle Foods Inc. (“Pinnacle”) and Slope Acquisition Inc. (“Merger Sub”) will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the Offer, as they may be amended from time to time, when they become available because they will contain important information. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. Those materials and all other documents filed by the Company, Pinnacle or Merger Sub with the SEC will be available both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to the Company.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, vendors and other business partners; stockholder litigation in connection with the transaction; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Pinnacle and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.